Mail Stop 4720

July 7, 2009

Gregory L. Gibson
Chief Executive Officer
1st Financial Services Corporation
101 Jack Street
Hendersonville, North Carolina 28792

Re: **1st Financial Services Corporation**
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009
File No. 000-53264

Dear Mr. Gibson:

We have completed our review of your Form 10-K for fiscal year ended December 31, 2008 and related filings and have no further comments at this time. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Staff Attorney

CC: By fax: (252) 672-5477
E. Knox Proctor V, Esq.
Ward and Smith, P.A.